Registration No. 333-90031
                               Amendment No. 9

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549
                                  Form SB-1

           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         NORTHSTAR ELECTRONICS, INC.
               (Name of Small Business Issuer in its Charter)

Delaware				    #33-0803434			       3679

(State or other Jurisdiction of  (I.R.S. Employer		(Primary Standard
Incorporation or organization)    Identification Number)        Industrial
                                                            Classification Code)

                        Suite 1455-409 Granville Street
                                 Vancouver, BC
                                    V6C 1T2
                                (604) 685-0364

(Address, including zip code and telephone number, including area code and registrant's principal executive office and principal place of business)

                           Mr. Jeffrey A. Nichols
                        388 Market Street, Suite 500
                             Capital Law Group
                          San Francisco, CA 94111
                               (415) 433-1178

(Address, including zip code and telephone number, including area code, of agent for service)

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this
                                                 registration statement

If any of the securities registered on this form are to be offered on a delayed or continuing basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / X /

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective delaying amendment filed pursuant to Rule 462[c] under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /




Calculation of Registration Fee

Title of each Class   Offering price  Maximum Dollar Amount  Proposed Amount of
Of Securities to be   per share       to be Registered 	     registration fee
Registered
--------------------------------------------------------------------------------
Common Stock           $1.00           $800,000                $287
Common Stock(1)        $1.00           $200,000                $130
--------------------------------------------------------------------------------

(1)The registration of 200,000 shares is being done on behalf of a selling security holder. There is no current market for the shares and the offering price per share, of $1.00 is an estimate based on the offering price of the shares to be sold by the company. The figure of $130 is based on an estimated maximum dollar amount to be registered of $200,000.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Disclosure Alternative Used: Alternative  1__   		Alternative  2 /X/
































                             Northstar Electronics, Inc.

                                  Mailing Address:
                           Suite 1455-409 Granville Street
                                   Vancouver, BC
                                      V6C 1T2
                                  (604) 685-0364

As filed with the United States Securities and Exchange Commission on November 1, 1999


Description of Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company at a price of $1.00US per share and up to 200,000 shares of common stock, par value $0.0001 to be offered by a selling security holder on a delayed or continuous basis following the effective date of this prospectus. All costs incurred in the registration of the shares are being paid by the company.

These securities involve a high degree of risk. See "Risk Factors" contained in this prospectus,

Neither the Securities and Exchange Commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               Distribution Spread for Shares offered by the Company

          Price to Public   Underwriting discount      Proceeds to issuer or
                               and commissions	           other persons

Per Unit    $1.00US		       $0                      $1.00US
Total       $800,000                 $0                      $800,000
-----------------------------------------------------------------------------

Distribution Spread of Shares offered by the Selling Security Holder

          Price to Public   Underwriting discount      Proceeds to
                               and commissions        other persons

Per Unit      Unknown                n/a                 Unknown
Total         Unknown                n/a                 Unknown
-----------------------------------------------------------------------------

Approximate date of proposed sale to the public: As soon as practicable following effective date of this registration statement.

Closing Date: November 30, 2000 for the offering by the company; open for the offering by the selling security holder.








                             Table of Contents

3	Prospectus Cover Page

5	Prospectus Summary

6 	Risk Factors

8	Plan of Distribution

8	Dilution

9	Use of Proceeds

10	Northstar's Business

13 	Management's Discussion and Analysis or Plan of Operations

15 Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

15	Security Ownership of Management and Certain Security Holders

17  	Directors Officers and Significant Employees

19 	Remuneration of Directors and Officers

19    Interest of Management and Others in Certain Transactions

20    Litigation

   	Financial Statements

23	Part II Information Not Required in the Prospectus






















Prospectus Summary

The Issuer:

Northstar Electronics, Inc., a Delaware corporation is the parent of Northstar Technical Inc. NTI

Subsidiary Business:

NTI is a high technology developer and electronics manufacturer, with corporate offices in British Columbia, Canada and research and development and production operations in Newfoundland, Canada.

Securities Offered: Up to 800,000 shares of common stock, par value $0.0001, to be offered by the company; and up to 200,000 shares of common stock, par value $0.0001, to be offered by a selling security holder.

Minimum Number of Securities Offered: There is no minimum

Offering Price: $1.00US per share, for the 800,000 shares offered by the company; price(s) to be determined by the selling security holder for 200,000 shares offered by him.


Residency Limitation:  No limitations

Use of Proceeds: Net proceeds from this offering of up to $800,000 will be used for:

             (a) Marketing and promotion of products
             (b) Business development
             (c) Production of products
             (d) Operating capital


Total common shares issued and outstanding: 7,604,481

Total common shares after sale of offering: 8,404,481

Closing Date: November 30, 2000
 for the 800,000 shares offered by the company and an open closing for 200,000 shares offered by the selling security holder.















Risk Factors

Northstar's business carries substantial risks. Northstar's securities should be purchased only by those who can afford to lose their entire investment. You should consider the following risk factors and other information in this prospectus before investing in our common stock.

Because our operating history is limited and includes financial losses, our future business may continue to be unprofitable

The auditors for Northstar's operating subsidiary, NTI, have deemed NTI a going concern. However, we have only a limited operating history upon which an evaluation of our business and future prospects can be based. We have never been profitable and future profits may never occur. This lack of profitability would seriously impede our ability to continue as an operating company.

Increased expenses could lead to curtailment of operations

We plan to expand operations and to conduct additional research and development-all of which will increase company expenses. If revenues do not rise in conjunction with expenses, we may have to curtail operations or halt operations completely.

Inadequate manufacturing performance could damage our business

Unanticipated technical or quality control problems on the Lockheed Martin contract could delay payments from Lockheed Martin that could cause us financial problems and may curtail operations.

Failure to obtain manufacturing components in a timely fashion may curtail product productions

Our manufacturing operations, both NETMIND and contract, depend on reliable suppliers who can provide electronic and mechanical parts promptly. We have limited experience with our suppliers and no long-term contracts or direct control over these suppliers, which are independent third parties. In our brief experience with these suppliers, we have found ourselves waiting for parts. Long interruptions may curtail production operations.

Any disruption to our computerized inventory ordering system due to software and hardware failures would delay component ordering and may curtail production operations.

Failure to attract new personnel or replace leaving personnel may curtail operations

Competition for personnel in the high technology industry is strong. Because we are a relatively new company with a limited operating history and limited financial resources, we may not be able to retain key technical, sales and management employees or be able to recruit qualified electronic engineers, technicians and managers that we may need in the near future. This could impede our ability to produce additional products to meet any increased demand that the company might develop through its marketing efforts and limit our ability to keep up to date with our research and development efforts.

Our inability to compete with established competitors may limit sales of the NETMIND product

We may not be able to effectively compete with established competitors, such as Furuno and Scanmar, and NETMIND sales may not increase very much, or at all. This could mean that Northstar will never be profitable.

Possible fishing industry fluctuations could hurt NETMIND sales

Our NETMIND product is reliant on a single industry, fishing, which fluctuates significantly. The industry's operational fluctuations result in periods of low sales revenues. If we do not adequately forecast sales, we may face unforeseen periods of cash shortages.

Possible defense industry downturns could hurt contract manufacturing opportunities

Downturns in the defense industry in the United States and Canada-our target market- occur from time to time; this in turn could hurt our potential for future contract manufacturing opportunities.

Current legal claims against Northstar could result in financial difficulties

We are currently the defendant in a lawsuit commenced by our company's former master distributor, First Watch Marine, Inc. that company alleges that we interfered with its ability to sell products and claims $1.3 million in relief, plus damages. We have filed a counterclaim of $100,000, which we contend First Watch owes, plus damages. We consider our case strong, but court proceedings are unpredictable, time-consuming and costly.

Our dependency on one product could lead to curtailment of Northstar's business

NETMIND is our only commercial product and the success of Northstar is highly dependent upon the commercial viability of the NETMIND product as it compares to other similar products available in the market. To date, we have not sold NETMIND on a profitable basis. If, for whatever reason, we are not able to produce, market and sell the NETMIND product profitably, we may not have the financial resources to maintain the company's business.

If we do not raise funds in the next six months, we will have significant delays in the development of new products and may be forced to substantially curtail operations

We are attempting to raise funds that are necessary for further development of our business plan. If we are unsuccessful in the next six months, we will face risks including the following:

We would be forced to curtail our operations and delay development of new products.

Our business development activities would be curtailed, which would severely limit our ability to generate revenues to cover current and future operating expenses.

Resale offering by the selling security holder could adversely impact Northstar's offering

Sales of the shares offered by the selling security holder, or even the potential of such sales, may have an adverse effect on the market price of the common stock of Northstar. This could result in our offering being only partially successful with minimal funds raised.


Receipt of minimal funds from the offering could restrict Northstar's future business

If minimal funds are raised from the current offering, we will not likely be able to carry out the planned growth-oriented activities, such as increasing NETMIND marketing, NETMIND production capacity, and contract manufacturing business development. Inability to carry out these activities would heavily restrict growth for the next two years or longer and could negatively affect the ability of Northstar to stay in business.











































Plan of Distribution

Principal Underwriters: None

Discounts and Commissions Paid to Dealers: None

Plan of Distribution for Securities Offered through Brokers or Dealers: None

Securities to be Offered for the Account of Security Holders: 200,000 common shares

Arrangements for Return of Funds to Subscribers: None

Material Delays in the Payment of Proceeds of the Offering: None

We plan to sell Northstar's 800,000 shares in privately negotiated transactions at the offering price.

Northstar's securities will be sold by Dr.Wilson Russell, President/Principal Financial Officer, and Mr. Frank Power Vice-President of Northstar. Both Dr. Russell and Mr. Power as directors of Northstar are associated persons as defined in Rule 3(a) 4-1and will rely on 3(a) 4-1 subparagraphs (a)(1)-(3) and
(a)(4)(i) of the rule.

The selling security holder may offer the 200,000 shares covered in this registration statement in the over-the-counter market, in privately negotiated transactions, or by a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated market prices.

The shares are being sold by the selling security holder and Northstar has no agreements or understandings with any broker or dealer for the sale of such shares. The selling security holder may use a broker-dealer in the sale of his securities and the commission to be paid, if any, will be determined at that time. Prior to the involvement of any such broker-dealer, such broker-dealer must seek and obtain clearance of the compensation arrangements from the National Association of Securities Dealers, Inc. In such an event, Northstar will file a post-effective amendment identifying such broker-dealer(s).

Northstar will receive no proceeds from the sale of the shares of the selling security holder.

The proposed sale of the Northstar shares and the selling security holder shares will be made as soon as practicable following the effectiveness of the registration statement.


Dilution

The net tangible book value of the company, as of , December 31 1999 was ($562,585) or approximately ($0.07) per share. Giving effect to the sale by Northstar of shares at the offering price, the pro forma net tangible book value of Northstar would be approximately $237,415or approximately $0.03 per share, which would represent an immediate increase in net tangible book value of approximately $0.10 per share to present shareholders and an immediate dilution of approximately $0.97 per share, or approximately 97% to new investors.
------------------------------------------------------------------------------
ASSUMING MAXIMUM SHARES SOLD
Offering Price (before deduction of operating expenses) $1.00 per share
Net tangible book value before offering  ($0.07) per share
Net tangible book value after offering  $0.03 per share
Dilution to new investors  $0.97 per share
Dilution as a percentage  97%
------------------------------------------------------------------------------

Use of Proceeds

We estimate that Northstar will use the maximum funds of $800,000 as follows :

Production (Marine Electronics)                       $150,000
Production (Contract Manufacturing)                   $200,000
Marketing (Marine Electronics)                        $100,000
Business Development (Contract Manufacturing)         $100,000
Operating Capital                                     $250,000
--------------------------------------------------------------
 Total                                                $800,000

Production/Marine Electronics refers to the manufacture of our NETMIND system. The company plans to increase production from approximately four systems per month to 8-10 per month, by adding additional electronic equipment, increasing the size of the plant's electronics section by about 1,500 square feet, and hiring three new full-time production workers.

Production/Contract Manufacturing refers to our manufacture of other companies' systems, under contract. The company intends to establish a separate production operation for this. The space required is about 2,000 square feet to accommodate component inventory, manufacturing, administration, storage of finished goods and shipping. Equipment will be purchased for electronic and mechanical assembly and for testing of both incoming components and finished goods. Northstar plans to hire up to five new contract employees in 2000/2001.

Marketing/Marine Electronics refers to the NETMIND marketing. Northstar intends to increase activities in 2000/2001, primarily in Western North America, the Gulf of Mexico and the US Eastern Seabord, which it's hoped will lead to increased sales. Additionally, Northstar wants to start marketing in overseas countries such as Australia, Chile, Thailand, Korea and China. It will exhibit at trade shows, advertise in trade magazines, find new dealers, and provide guidance and support to these dealers.

Business Development/Contract Manufacturing refers to the activities designed to gain new contracts. The main focus in 2000/2001 will be large prime and defense communications contractors in the United States and Canada. The company intends to hire two people, each with 15-20 years experience in these industries, to identify opportunities. They will meet with prime contractors exhibit at defense and communications trade shows, and prepare qualifications documents and bids.

Northstar may not be able to raise the full amount of the offering proceeds. If only 25%, 50%, or 75% were raised, the proceeds would be allocated as follows:






                                  Amount Raised

                                      25%             50%             75%

Production (Marine Electronics)     $100,000        $150,000        $150,000
Production (Contract Manufacturing) $ 50,000        $100,000        $200,000
Marketing (Marine Electronics)      $ 50,000        $100,000        $100,000
Business Development (Contract Man.)--------        $ 50,000        $100,000
Operating Capital                   --------        --------        $ 50,000
----------------------------------------------------------------------------
Total                               $200,000        $400,000        $550,000

If only minimal proceeds, that is 25% are raised, or less the company will likely require the additional funds in mid-2000 in order to achieve the expected growth. Northstar estimates that approximately one year after successful completion of the offering, that is, in early to mid 2001, it will likely require additional funds for accelerated growth. We are exploring ways and means of raising the funds, and as of yet, we have no plans in place.

Northstar's Business

Northstar's business is currently that of its subsidiary NTI. Northstar was incorporated on May 11, 1998 as Scientific Technologies, Inc. under the laws of the state of Delaware. The name of the company was changed to Northstar Electronics, Inc. in September, 1999.

Corporate Facilities: The company Northstar maintains its principal corporate offices at #1455-409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2.

NTI Corporate Information: NTI is a corporation incorporated under the laws of Newfoundland, Canada on July 5, 1989 and extra-provincially registered in British Columbia on April 1, 1997. The registered and records offices of NTI are located at 10 Fort William Place, P.O. Box 5939, St. John's, Newfoundland, A1C 5X4 Telephone:(709) 722-8735, Facsimile: (709) 722-1763). NTI's head office is located at Suite 1455, 409 Granville Street, Vancouver, British Columbia, Canada, V6C 1T2 Telephone: (604) 685-0364, Facsimile: (604) 689-8337.

NTI-General Development and History: NTI was founded in 1989 by Dr. Wilson Russell as a technology development and manufacturing company. It effectively became an operating company in 1994. NTI acquired the initial technology for the NETMIND system from the receiver of National Petroleum and Marine Consultants Limited and Altair Marine Systems Limited for the sum of $1.00. The companies had spent an aggregate $1,183,000 on the partial development of the technology.

NTI has since completed the development and commercialization of the NETMIND system and established a production operation. The first product was ready for the market in August 1996. The plant has manufactured over fifty systems.

NETMIND system customers include the National Oceanics and Atmospheric Administration NOAA in the United States, the United States Department of the Interior and Fishery Products International FPI in Canada. Sales to these organizations, to date, are as follows: NOAA $187,016; US Department of the Interior $37,257; and FPI $99,539.


In 1995, NTI signed a teaming agreement with Loral Librascope -now Lockheed Martin of Manassas, Virginia- of Glendale, California pursuant to which, if Loral were successful in a proposal to the Canadian Navy, NTI would assemble and test multi-function work stations and submarine control consoles. In 1997, Lockheed Martin entered into a contract with NTI pursuant to which NTI assisted Lockheed Martin with the production of the first prototype console on their premises. Lockheed-Martin was eventually successful with its proposal to the Canadian Navy; NTI signed a $2.0 million contract with Lockheed Martin, on October 19, 1999. The contract calls for NTI to assemble, test and deliver 11 consoles by August 2000. Lockheed Martin will provide NTI the parts list, suppliers list, testing instructions and assembly instructions. Payment is subject to inspection for final acceptance by Lock heed Martin.

Background Technology: NTI has developed a communications technology that can send information from one place in the ocean to another place. Electronic devices take certain measurements that are then transmitted using underwater sound waves to a receiving system which processes the data and displays it on a computer monitor. The technology has many potential uses in a variety of industries including offshore oil and gas, defense, marine transportation, oceanography, environmental and fishing. a core technology for underwater communications, which has applications in the fishery, offshore oil and The basic engines are underwater sensors which take measurements and transmit them the information back to a receiver on board a ship or oil production platform.

Each sensor is equipped with one or more acoustic transducers, depending on its function. These transducers are used to send the sound signals. Analog and digital signal processing and power management functions are performed by the sensor electronics. The telemetered data are received by a device mounted on the bottom of the ship for transmission via cable to the deck unit processor/display, a small cabinet mounted at a convenient location on the bridge of the ship. The processor portion of the deck unit decodes the signals and converts them into engineering units for display on a high resolution color monitor.

The NETMIND System: The first application of NTI's core technology is the NETMIND system for the world's commercial fishing industry.

The NETMIND Market: NETMIND was introduced to the fishing industry marketplace in 1996 and approximately 50 sales have been made in North America and Europe. The targeted customers have been strategic in that they are industry leaders and government agencies. They include the following:

National Oceanics and Atmospheric Administration (NOAA)

United States Department of the Interior (U.S. Geological Survey)

Department of Fisheries and Oceans, Government of Canada

Fisheries and Marine Institute of Memorial University of Newfoundland & Labrador, St. John's, Newfoundland, Canada

Fishery Products International, St. John's, Newfoundland, Canada

National Sea Products Ltd., Lunenberg, Nova Scotia, Canada

We have received positive written feedback from some of our customers. Four of these are shown in Exhibit 3.13. In summary, they say that the NETMIND system enhances efficiency, reduces gear damage and improves quality.

Competition: The NETMIND system has two main competitors, Furuno in Japan and Scanmar in Norway, both of which are private companies. Very little information is available to the public on these companies', for example, number of employees, research and development spending, and overall financial condition. We believe that NETMIND has technical advantages over each. This belief is based on our testing program from 1996-1999 which established our technical specifications and on information gleaned from Furuno's website, ww.furuno.com, and from Scanmar's website, www.scanmar.com. We have no direct access to any competitor's test data.

Both the Furuno and Scanmar systems consist of wireless acoustic sensors used underwater in a similar fashion to the NETMIND system. The Furuno C-24 system is a net recorder used for mid-water and deep-water trawlers. The Scanmar net monitoring system operates the same way, that is, by illustrating how the fishing net is behaving while being towed. However, unlike these products, NETMIND sensors are fully serviceable. The electronic circuitry is contained in stainless steel cylinders within each component and is easily removed for repair by opening the end cap.

We believe, that NETMIND components have longer battery life: 150-200 hours before recharging compared to approximately 20-150 hours for Scanmar and 10-15 hours for Furuno. As well, the NETMIND system has proven to be very effective at distances up to 2000 metres while, we believe, competitive systems fall short of this feature. This is because underwater sound waves can be detected at greater distances if their frequency is low. The telemetry frequency for NETMIND is 28Khz, compared to 40Khz for Furuno and 40.8-43.4 for Scanmar. We believe the rugged design of various NETMIND components has surpassed competitors' designs in that NETMIND's unique components require very little maintenance.

While NTI is continuing to grow, we believe the company is smaller in size and resources when compared to its competitors. NTI's staff numbers fourteen, while we believe Scanmar and Furuno each employ many times that number. As well, we believe these companies' facilities are substantially larger than NTI's. We also believe that Scanmar and Furuno have each achieved worldwide sales of several thousand systems through well developed dealer networks. We base these beliefs on the general reputations of these companies in the marketplace over the past five years and on verbal discussions our staff has had, from time to time, with electronics dealers in Canada, the United States, Iceland and Norway over the past five years.

Distribution of the NETMIND system: NETMIND is sold directly to customers by our own sales staff and through marine electronics dealers. There are currently no exclusive dealer arrangements for particular geographical areas. We operate on the principle, "Let the best dealer win," and we encourage dealer competition. We now have dealer representation in Canada, the United States and Scotland.

We pay commissions to dealers ranging from 20-28%, based on the value of their sales over a month period. The more they sell, the higher the commission.

We support the sales effort with a product brochure, pamphlets citing customer testimonials, and attendance at trade shows such as FISH EXPO in Seattle. We also advertise in trade magazines, notably "The Navigator" in which we currently have a monthly advertisement and "Fishing News International" where we placed advertisements in 1997 and 1998.

Technology Protection: Since commercializing NETMIND in 1996, NTI has made many enhancements to the system. These activities have resulted in an optimum design for which a patent application is intended to be submitted in late 2000 or early 2001. The technology is difficult to replicate because of its sophistication and, regardless of patent protection, it is expected it would take several years for a new player to catch up to the present system. Northstar has obtained Canadian Trademark rights to the name NETMIND registration number TMA515,009 24-Aug-1999, effective for 15 years from 24-Aug-1999. No other intellectual property related applications have been filed or prepared. In the meantime, NTI is developing new innovative NETMIND products which should help ensure a competitive edge.

Future Opportunities for NTI's technology: NTI's second technology application will likely be for the multi-billion dollar offshore oil and gas industry. One potential product is for the remote control of subsea wellheads that transfer petroleum from the field back to the offshore production platform. This is especially important as the industry goes into deeper and deeper water to find and produce petroleum.
NTI envisages further business opportunities are in the defense, marine transportation, oceanographic approximately $400,000 in the form of research grants and interest free loans through the National Research Council and the Atlantic Canada Opportunities Agency. The possibilities include docking systems for large ocean going ships, positioning systems for oils and gas drilling platforms, acoustic measurements of ocean currents, and diver to diver communications for the recreational diving industry.
NTI would likely look to alliances with other companies and government agencies to reduce technological risks and open doors to new markets. At this time, NTI has not entered into, nor is contemplating any specific strategic alliances.

Historical Financial Information: NTI has spent over $1,233,000 to complete the development and commercialization of the NETMIND system. NTI has received $311,775 in Scientific Research and Experimental Development refunds from Revenue Canada.

Funding support from the major shareholder and private investors total approximately $1,065,000 in the form of share purchases or loans. The federal Government of Canada has provided support totaling


Projected Revenues: NTI anticipates sales revenues of approximately $2.0 million in the first year upon following completion of the offering based on the $2.0 million contract with Lockheed Martin. Existing work mentioned earlier.

Plant Equipment and Operations: The manufacturing plant is located in St. John's Newfoundland. The plant, is approximately 3,000 square feet in area, and is comprised of an electronics shop, a mechanical engineering shop, a molding room, a component inventory area, a finished goods area, research and development offices and administrative offices. The plant possesses equipment typical of an electronics manufacturing operation, i.e., oscilloscopes, soldering stations, computers, flume hood, molding equipment, drill press and specialty testing and assembly tools. The inventory system is computerized with a rigorous quality program in place which covers incoming components, assembly testing and finished goods testing. NTI uses the program TANGO for its computer aided design (CAD) activities. Lockheed Martin Federal Systems in Manassas, Virginia has supplied to NTI proprietary hardware and software for the testing of submarine control consoles. NTI uses outsourcing as much as possible to keep overhead and staffing levels low. For example, most of the mechanical assemblies for the NETMIND system are supplied by a local mechanical shop.
The assemblies are then incorporated into the molding of plastic housings which are produced in-house.

Northstar's business activities do not involve the discharge of materials into the environment.
Consequently, we do not intend to spend money for environmental control facilities.


Employees

As of December 31, 1999, Northstar had fourteen full-time employees and three part-time engineering consultants. None of Northstar's employees are represented by a labour union, and Northstar considers its employee relations to be good. Competition for qualified personnel in Northstar's industry is intense, particularly for software development and other technical staff. Northstar believes that its future success will depend in part on its continued ability to attract, hire and retain qualified personnel.

Management's Discussion and Analysis or Plan of Operations

Overview of the Business Plan

As described elsewhere in this registration statement we have completed the development of our first product. The estimated amount spent on company-sponsored research and development activities was $46,430 in fiscal year-end December 31, 1999, $14,192 in fiscal year-end December 31, 1998, $195,878 in fiscal year-end March 31, 1998, $221,429 in fiscal year-end March 31, 1997 and $440,300 in fiscal year-end March 31, 1996.

Our revenues were $462,659 in fiscal year-end December 31, 1999, $193,913 in fiscal year-end December 31, 1998, $181,764 in fiscal year-end and March 31, 1998 and $174,200 in fiscal year-end March 31, 1997.

We plan to devote our efforts in the next twelve months to increasing our sales network, marketing and promoting our product and maintaining, to the extent our funds allow, the production of our products to meet anticipated demand.

In contract manufacturing, we have signed the contract with Lockheed Martin. We plan to complete that contract in the next twelve months. We also plan to increase our business development activities with the objective to secure new contracts in the defense industry.

We plan to increase our staff to twelve full-time employees in the next twelve months with the addition of a project manager, two business development personnel, and three manufacturing personnel.

The following discussion and analysis should be read in conjunction with Northstar's financial statements and notes included elsewhere in this registration statement. The discussion of results do not imply any conclusion that such results will necessarily continue in the future.





Results of Operations-Twelve Months Ended Dec. 31/99 vs. Twelve Months Ended Dec. 31/98

NTI's wholesale revenues were $462,659 for the twelve months ending December 31, 1999 vs. $193,913 for the twelve months ending December 31, 1998. The gross profit for the twelve months ending December 31, 1999 was 55% vs. 48% for the twelve months ending December 31, 1999. Expenses totaled $646,032 for the twelve months ended December 31, 1999 vs. $295,595 for the twelve months ended December 31, 1998. Northstar's assets as of December 31, 1999 totaled $508,636 and its current liabilities totaled $160,119. Long-term debt of $501,114 consists of government interest-free loans and a loan of $160,000 payable to Pathfinder Enterprises Inc., a company controlled by a shareholder of Northstar, with monthly interest payments only to July 2002, secured by a floating charge debenture. There are shareholder loans of $159,448 with no fixed terms of repayment. Northstar has an accumulated deficit of $1,572,356 as of December 31, 1999. The amount spent on research and development in the last two fiscal years was $60,622 . The amount of receivables subsequently collected in cash, after December 1999, was $31,438.

Our financial statements include the accounts of NTI for all periods and the accounts of Northstar commencing January, 1999. Northstar had no operations other than organizational activities prior to the January, 1999 merger.

Revenues increased from $193,313 in fiscal 1998 to $462,659 in fiscal 1999 as a result of increased sales of our NETMIND system. Gross profit in 1999 was 55.4% compared to 48.2% for 1998 because the manufacturing operations had improved productivity. Wages were $145,649 in 1999 compared to $33,229 in 1998 due to increased production and sales. The company recorded a bad debt provision of $90,281 in fiscal 1999 as the result of non-collection of accounts receivable from a former distributor. Consulting fees of $65,815 were increased in 1999 as pertaining to services contracted for investor relations, financial advice and engineering design support. The company paid commissions in fiscal 1999 of $46,300 related to financings obtained. Professional fees in 1999 increased by $23,398 over 1998 as a result of the merger and filing the SB-1 with the United States Securities and Exchange Commission. Contract manufacturing costs decreased from $90,168 for 1999 to $26,638 for 1999 because in 1998 we had a contract with Lockheed Martin to provide manufacturing services whereas in 1999 no contract services were provided.

The company continued to experience negative operating cash flow, ($548,327) in 1999 compared to ($40,371) in 1998, as a result of increases in expenses namely salaries and wages, bad debts, consulting expenses, commissions, an increase in inventory and work in progress and reductions in accounts payable, accrued liabilities and loans payable coupled with a small increase in receivables and prepaids. The negative operating cash flow was covered by proceeds of a share issuance and an increase in long-term debt.

In 2000 there should be significant improvement. We currently have about $2,170,000 worth of firm contracts on our books to be completed in the year 2000: the $2,000,000 contract with Lockheed Martin and the remainder ($170,000) of the contract with the United States government agency NOAA for our NETMIND systems. In addition 13 vessels are already outfitted with our NETMIND shipboard receivers. This means they should purchase the full system this year which would translate into additional revenues of $260,000, approximately. We are also conducting new marketing activities in 2000 for the NETMIND system which we believe will result in more sales.



Changes in or Disagreements with Accountants on Accounting and Financial Disclosure

Northstar's board of directors approved a decision in December, 1999, to change accountants. The primary reason was that we require a firm in close proximity to our corporate offices.

Jones, Jensen and Company, LLC, had carried out the audits prior to the reverse acquisition, when the company was called Scientific Technologies, Inc.

Statements prepared by Jones, Jensen and Company contained no adverse opinion or disclaimer of opinion, nor were they modified as to uncertainty, audit scope or accounting principles.

There were no disagreements between Northstar's management and Jones and Jensen on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. A letter to that effect from Jones Jensen is shown in the exhibits.

Northstar has engaged a new accounting firm, Pennell Kerr Forster, an international association of accounting firms to carry out future audits.

Security Ownership of Management and Certain Security Owners

The following table sets forth, as of September 15, 1999, the beneficial ownership of Northstar's common stock by each officer and director of Northstar and by each person known by Northstar to own beneficially more than 5% of Northstar's the common stock outstanding and by the officers and directors of Northstaras a group. Except as otherwise indicated, all stocks are owned directly.

Title of Class   Name and     Number of   Percentage      Number of Shares
Percentage Of    Address of   Shares      of  Shares    Before       After
Shares After     Beneficial               Before      Offering(1)   Offering
Offering(2)      Owner                    Offering

Common Stock   Frank Power    990,000     13.37%       990,000       11.78%
               998 Riverside Drive
               Port Coquitlam, B.C.
               Canada V3B 7Y4

Common Stock   Wilson Russell 964,883     13.03%       964,883       11.48%
               4742 Collingwood St.
               Vancouver, B.C.
               Canada V6S 2B4

Common Stock   Lee Meyer      100,000     1.35%        100,000        1.19%
               9629 Alene Drive
               Tujunga, CA 91042

Common Stock   Ladner         597,900     8.08%        597,900        6.35%
               Enterprises
               Ltd(3)
		   60 Market Square
		   P.O Box 364
		   Belize City
		   Belize, C.A.

Common Stock   Adventure      533,633     7.02%        533,633        7.11%
               Capital Inc.
		   9 Power Place
		   St. John's NFLD
               Canada

Common Stock   Dr. Michel     400,000     5.26%        200,000(5)     2.38%(5)
               Ghanadian(4)
		   CH. Didotai 10
               1223 Cologny,
               Switzerland

Common Stock   Monaco       1,000,000    13.51%      1,000,000       11.90%
               Ventures Ltd. (3)
               60 Market Square
               P.O Box 364
               Belize City
               Belize, C.A.

Common Stock   London         700,000     9.45%        700,000        8.33%
               Enterprises
               Ltd. (3)
               60 Market Square
               P.O Box 364
               Belize City
               Belize, C.A.

Common Stock   All officers 2,054,883    27.02%      2,054,883       24.45%
               and Directors
               as a Group
               (3 persons)


Number of shares of common stock after the offering: 8,404,481
Percentage of common stock after the offering:   24.45%

(1)Based on 7,604,481 shares of common stock of Northstar issued and outstanding on November 30, 1999.

(2)Based on 8,404,481 shares, if all shares in the offering are sold.

(3) The beneficial owners of Ladner Enterprises Ltd., Monaco Ventures, Adventure Capital, Inc., and London Enterprises Ltd, are:

         LADNER, Mr. Sean Isles, Leslie Lewis Building, Mount Tout, Grand Anse, St. George's W.I.
         MONACO, Ms. Brenda McKay, Suite 71, Grand Anse, St. George's W.I. ADVENTURE, Dr. Carl Wesolowski, 9 Power Place, St. John's Newfoundland, Canada
         LONDON, Ms. Michele Grey, 269 Morne Rouge Road, Grand Anse, St. George's, Grenada, W.I.

(4) Selling security holder for 200,000 shares of common stock.

(5)Assumes all 200,000 shares being offered will be sold. Because the selling security holder may sell all or some, or none of the shares that he holds, the actual number of shares that will be held by the selling security holder upon or prior to termination of this offering may vary.

6) Compensatory stock options: 40,000 options with a two year term were granted to an independent management consulting firm, Big 8 Management Consulting Ltd., during 1999. The exercise prices for these options are $0.90 per share in the first year and $1.035 per share in the second year. The first 20,000 options were granted in January,1999 and the second 20,000 in June, 1999. As of the date of this filing, no options have been exercised.



The following directors and officers of Northstar have been granted options to purchase shares of Northstar's stock as follows:

Optionee           Position         Options         Option Price Per Share
--------           --------         -------         ----------------------
Wilson Russell     Director         250,000             $0.50
Frank Power        Director         100,000             $0.50

(1) Record owners of and beneficial owners of 5% or more of any class of our securities: See Table Above.

(2) Promoters: None, except for officers and directors

(3)   Affiliates: None

(4)  Type of securities underlying the options: common shares

(5)  Exercised options: None



Directors, Officers and Significant Employees

The following information sets forth the names of the officers and directors of Northstar, their present positions with Northstar, and their biographical information. Each director will serve until the next annual meeting of shareholders, and thereafter if re-elected.

Name of Director               Age
----------------               ---
Dr. Wilson Russell             54
Mr. Frank Power                56
Mr. Lee Meyer                  54

Name of Officer              Officer

Dr. Wilson Russell,          President and Principal Financial Officer
Mr. Frank Power              Vice-President

As a Delaware corporation, the final responsibility for the management of the affairs of Northstar rests with the board of directors. The board currently consists of three directors. Those directors are elected at an annual meeting of the shareholders and serve for an annual term until they resign or are replaced. Those directors meet or otherwise consult with one another on a regular basis. To review the affairs of the company and to adopt or confirm any resolutions which are necessary to grant contractual and other authority to administrative officers. The directors may, and probably will, designate an executive committee to which they will grant limited authority to make certain ministerial decisions on behalf of the board.

The following sets forth information as to the principal occupation and business experience for at least the past five years of each of those directors and officers.

Dr. Wilson Russell: Dr. Russell received a Master's Degree in Engineering and in Physics from Memorial University of Newfoundland and a Doctorate in Engineering Physics from the University of Aix-Marseille in France. Dr. Russell's numerous positions include: geophysicist with Pan-American Petroleum AMOCO in Calgary, Alberta 1968; professor and researcher at Memorial University 1968 to 1977; Director of Engineering at NORDCO Ltd. 1977 to 1980; and Associate Director of the Newfoundland Petroleum Directorate; 1980 to 1983.

After starting his own consulting and technology development firm in 1983, Dr. Russell has also managed the preparation of the a development plan for the $6 billion Hibernia development which was for submission to the government for approval of the project; invented, developed and commercialized the Hydroball current profiling system, a unique phased array ocean current profiling system which won the silver medal at the Canada Awards for Business Excellence in 1986; and developed a fibre optic modem for TRW in the United States. Dr. Russell founded NowTech Instruments Ltd., in partnership with a subsidiary of Bell Canada and was the first chairman of the board of directors of Seabright Corporation. Dr. Russell has also acted as a consultant for the Canadian federal government, the provincial governments of British Columbia and Newfoundland, the Canadian Consul in Boston, Massachusetts, Mobil Oil, the Defense Research Establishment Pacific and the French Navy.

Dr. Russell founded NTI in 1989 and serves as both chairman and chief executive officer. He is has also been as the director and president of Cabot Management Ltd. since 1989. And, until recently, From 1994-1998, Dr. Russell was a director at the University of Victoria's Innovation and Development Corporation. In addition, Dr. Russell has been a director with Cinemage Systems Corporation since 1998. Currently, as of 1999, he is the president and principal financial officer of Northstar. Dr. Russell has served as a director of Northstar since May of 1998.

Mr. Frank Power: Mr. Power, a business management consultant, has managed and administered several public companies for the last 15 years. Since 1984, Mr. Power has provided services, including strategic planning, management, administration, design and construction of major mining projects both nationally and internationally. He has owned and operated several consulting companies which have been providing comprehensive services in the industrial and high-technology fields as well as the mining field. His expertise also includes re-activating public companies, project acquisitions, public and private funding, as well as developing and taking private companies public. He is equally skilled to function in the public markets of both Canada and the United States.

Mr. Power is president and owner of Pow Con Management since 1981 and Premier Enterprises Ltd. Since since 1994. These companies manage , administrate and finance reporting companies. He served as president and director of several Vancouver reporting companies and publicly listed companies since from 1986 to present. Since 1992, Mr. Power has served as pPresident of World Organics Inc., listed on the Vancouver Stock Exchange. From 1996 to 1997, Mr. Power served as president and director of Accuimage Diagnostics and he is also the past president of Security Industries, Inc. These companies are traded on the OTC Bulletin Board.
Mr. Power has served as a director of Northstar since May of 1998.

Mr. Lee Meyer: Mr. Meyer, since completing his Business Administration Degree from Arizona State University in 1946, has held positions as managing director of Omni International since 1988; vice-president and director of World Organics, Inc., a reporting company; Secretary and Treasurer of Tec Industries Corp., a specialty equipment rental agency from 1980 through 1990; and owner and president of Stretchcoat from 1973 to 1984, a national manufacturer and marketer of specialty products. Present positions include president of WOI since 1991, a producer and marketer of agricultural amendments;
Vice-President and 50% owner of Bio-Organics, Inc., an international manufacturer and marketer of micro-biological products. Mr. Meyer has also represented major principals selling products nationally.
Mr. Meyer has served as a director of Northstar since May of 1998.

Name of Significant Employee		Age		Title

Dr. David Buttle                    51          Technical Director
Mr. Brian Gamberg                   47          Senior Electronics Engineer
Mr. James Hall                      33          Electronics Technologist
Ms. Philomena Kavanagh              40          Office Manager

Dr. David Buttle: is NTI's Technical Director and one of the world's leaders in developing and manufacturing ocean instrumentation for the defense industry. In 1977, Dr. Buttle founded Marine Acoustics which designed and manufactured sonar transducers for OEM use and subsea computers for the control of subsea rock drills. In 1985, Marine Acoustics was recognized as Marine Acoustics, Ltd. Marine Acoustics Ltd., produced numerous sonar systems, including exercise mine acoustic telemetry systems, which are used by the British, United States, Australian, Belgian, Canadian and Egyptian Navies. Dr. David Buttle supervised the design of the NETMIND system and advises NTI on production and value engineering.

Mr. Brian Gamberg: P.Eng., Senior Electronics Engineer, has over 20 years experience developing marine systems, computer and communications systems and in project management. He has been involved in the design, development and implementation of both hardware and software elements of tracking radar systems, geophysical sounding systems, and distributed computing systems. Geographical Information systems and embedded instrumentation systems. Mr. Gamberg is responsible for the development of new NETMIND technologies and any other underwater communications products.

Mr. James Hall: is an Electronics Technologist and NTI's Production Manager. Mr. Hall is responsible for all production activities including inventory control, electronic and mechanical production, testing, quality control and shipping.

Ms. Philomena Kavanagh: has extensive experience in office management and has worked for companies such as Coopers Lybrand, A.H. Murray Ltd. and Atlantic Specialties Ltd. Ms. Kavanagh is responsible for all of NTI's financial and product shipment administration.



Remuneration of  Directors and Officers

The following table sets out certain information as to the company's three highest paid officers and directors for the period from the commencement of Northstar's business in February, 1999 to December 31, 1999. No other compensation was paid to any such officer or director other than the cash compensation set forth below:

                         Summary Compensation Table
                         --------------------------
Name of Individual(s)         Capacities in which Aggregate	     Remuneration
                              Remuneration was Received

Dr. Wilson Russell            Director and President               $16,300

Mr. Frank Power               Director and Vice-President          $14,000

Mr. Lee Meyer                 Director                               N/L


Directors and Officers                                             $30,300
of Northstar as a
Group

The compensation paid to the president is believed by Northstar to be below market rates for the services provided by the directors and officers, having regard to their experience and qualifications. Northstar anticipates compensation being increased to market rates upon Northstar achieving sufficient revenues and/or financing to pay such increased compensation. In particular, Northstar believes that the going rate for Dr. Russell, who is currently full-time with the company, should be in the range of $100,000 per annum. An uncompensated value for services from February 1999, to September 30, 1999 of $21,200 is included in the financial statements of the company. For Mr. Power, who spends approximately ten hours per month on Northstar business, the current rate of $2,000 per month is considered reasonable.

Interest of Management and Others in Certain Transactions

There are no material contracts entered into by Northstar within the two years preceding the date hereof which are still in effect, except as follows:

Completion of the previous offering: Northstar completed an offering of 363,000 shares on January 26, 1999. The proceeds of the offering were US$363,000.

Acquisition of NTI: Northstar acquired NTI in January 1999, pursuant to an agreement dated July 31, 1998.
Northstar purchased all of the issued and outstanding shares of NTI in exchange for 4,901,481 shares of its common stock which were issued from treasury. At the time of the acquisition, NTI had a 10% loan payable to Pathfinder Enterprises, Inc. in monthly interest payments only to July 5, 2002 by a floating debenture. The beneficial owner of Pathfinder Enterprises, Inc. is Dr. Carl Wesolowski who is also the beneficial owner of Adventure Capital
Inc., a 7.02% shareholder of Northstar.  This loan is still in effect.

Except for the acquisition of NTI, Northstar, none of the following persons has any direct or indirect material interest in any transaction to which Northstar is a party since the incorporation of Northstar in May, 1998 or in any proposed transaction to which Northstar is proposed to be a party:

(A) any director or officer of the party

(B) any proposed nominee for election as a director of Northstar

(C) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to Northstar common stock; or

(D) any relative or spouse of any of the foregoing persons, or any relative of such spouse, who has the same house as such person or who is a director or officer of any parent or subsidiary of Northstar

Available Information:

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxys and other information regarding issuers that file electronically with the SEC. The address is (http://www.sec.gov).

Disclosure of Commission position on Indemnification of Securities Act
Liabilities

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar. Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Description of Securities

General:

The securities being offered are the shares of Northstar common stock, par value $0.0001 per share. Under Northstar articles of incorporation, the total number of shares of all classes of stock that Northstar shall have authority to issue is 100,000,000 shares of common stock par value $0.0001 per share the "common stock" and 20,000,000 shares of preferred stock, par value $0.0001 per share, the "preferred stock". As of November 30, 1999, a total of 7,604,801 shares of common stock are issued and outstanding. All issued and outstanding shares of the common stock are fully paid and non-assessable.

Common Stock:

Holders of common stock have the right to cast one vote for each share held of record on all matters submitted to a vote of holders of common stock, including the election of directors. Holders of a majority of the voting power of the capital stock issued and outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of Northstar's stockholders, and the vote by the holders of a majority of such outstanding shares is required to effect certain fundamental corporate changes such as liquidation, merger or amendment of Northstar's articles of incorporation.

Holders of common stock are entitled to receive dividends pro rata based on the number of shares held, when, as and if declared by the board of directors, from funds legally available therefore. In the event of the liquidation, dissolution, or winding up of affairs of Northstar, all assets and funds of Northstar remaining after the payment of all debts and other liabilities shall be distributed, pro rata among the holders of the common stock. Holders of common stock are not entitled to pre-emptive or subscription or conversion rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

At their discretion, Northstar's directors may issue additional common or preferred shares, up to a maximum allowed by the articles of incorporation. A majority of shareholders could also amend the articles to increase the maximum number of shares. Shares could be issued to raise funds for Northstar's business activities or to acquire another company or the rights to a technology. The board could increase the shares in a series, create a new series or establish preferences and other terms and conditions to a newly created series.

Transfer Agent:

Signature Stock Transfer of Dallas, Texas is the transfer agent for the Shares.

14675 Midway Road-Suite 1221
Dallas, TX 75244
Tel: (972) 788-4193
Fax: (972) 788-4194

Share Purchase Warrants:

None.

Litigation

Northstar's subsidiary, NTI, is a defendant in a lawsuit commenced by our former master distributor, First Watch Marine, Inc. First Watch alleges that Northstar interfered with its ability to sell products. NTI, for its part, has filed a counterclaim against First Watch for money which it says First Watch owes it for NETMIND systems delivered to them. Northstar feels that it has a strong case and that there is no validity to the claims against it. The case may take up to two years or longer to go to trial.

The details are as follows:

1) Name of the court where proceedings are pending: Supreme Court of Newfoundland, Canada

2) Date proceeding began: First Watch issued statement of claim against NTI on July 15, 1999.
(First Watch Marine Inc.-Plaintiff and NTI-Defendant) NTI issued a statement of claim on August 3, 1999
(NTI-Plaintiff and First Watch Marine Inc.-Defendant)

3) Principal Parties: NTI and First Watch Marine Ltd.

4) Description of facts underlying the proceedings:
First Watch alleges that NTI interfered in its ability to sell NETMIND systems. NTI alleges that First Watch owes NTI money for delivery of NETMIND systems by NTI to First Watch.

5) Relief sought:
First Watch-$1.3 million plus damages
NTI-$100,000 plus damages




                        Northstar Electronics, Inc.
                     (800,000 shares of Common Stock)

                              Prospectus

Until November 30, 2000 all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

      Part II

                Information not required in the prospectus

Item 1. Indemnification of officers and directors

As per risks related to the management structure of Northstar management will have no liability for any mistake, errors of judgment or for any act of omission believed to be within the scope of authority conferred by Northstar's articles unless such acts or omissions were performed or omitted fraudulently or in bad faith, constituted gross negligence or were a violation of a director's or officer's fiduciary obligations to Northstar . Northstar has agreed to indemnify the officers and directors against all loss or damage even if caused by that officer's or director's fraud, bad faith, gross negligence or breach of fiduciary obligation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


 .Item 2. Other expenses of issuance and distribution

SEC Filing Fee                     $      287
Accounting fees                        12,000
Legal fees                             25,000
Other professional fees                10,500
Blue Sky fees and expenses              2,500
Transfer agent's fees                   1,900
Printing, including registration        1,500
statement and prospectus
Miscellaneous costs and expenses        2,000
-----------
                                       55,687
Item 3. Undertakings

Post-Effective Amendments {Regulation S-B, Item 512-(a)}

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(a) To include any prospectus required by Section 10 (a) (3) of the Securities Act;

(b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or most of the recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration Statement; and

(c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


Item. 4  Unregistered securities issued or sold within one year

The date, title and amount of unregistered securities sold by Northstar formerly Scientific Technologies, Inc. are as follows:
See Exhibits

(1)Date: January, 1999
   Number of shares: 363,000
   Total offering price: $1.00 per share
   Total proceeds: $363,000
   Principal underwriter: Rogers & Partners Securities Inc.
   Commissions paid:  $26,300
   Commissions paid to: Rogers and Partners Securities Inc. and to an unrelated party Big 8 Management
   Net Proceeds:  $ 336,700
   Names of Purchasers: M. Ghanadian, CT Securities, J. Hiebert
   Exemption from registration: The statutory exemption which Northstar relied on is Regulation D, Rule 504 of the United States Securities Act of 1933, as amended.


(2)Date: January 26, 1999
   Number of shares:4,901,801
   Total offering price: N/A. Northstar acquired all of the common shares of NTI on the basis of 3 shares of NTI for 1 share of Northstar.
   Exemption from registration: The stautory exemption which Northstar relied on is Regulation S of the United States Securities Act of 1933, as amended. All persons were defined as non-US persons. The offering of shares was limited solely to the shareholders of NTI as a reverse acquisition in which the NTI business effectively became Northstar's business. The transaction agreements are shown in Exhibits.


3)Date: June 25, 1999
  Number of shares: 200,000
  Total offering price: $1.00
  Total proceeds: $200,000
  Principal Underwriter: none
  Total commissions: $20,000
  Commissions paid to: unrelated party; Big 8 Management Ltd. as an introduction fee
  Net proceeds: $180,000
  Name of Purchasers: See Exhibits
  Exemption from registration: The exemption that Northstar relied on was Regulation S of the United States Securities Act of 1933.

Item 5.

Index to Exhibits

Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form 1-A and Item 6 of Part II.

Exhibit No.      Title of Document
3.10             Northstar Electronics, Inc. Certificate of Incorporation
3.11             Northstar Electronics, Inc. Bylaws
3.12             Northstar Electronics, Inc. Amendments to Articles of
                 Incorporation (company name change)
3.13             Letters of Consent (3 items)

3.2 Opinion Regarding Legality of Shares

10.2		Sales Contracts
            04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement
		05/18/95 NRC Letter of Agreement #03978E
		10/23/95 NRC Contribution Agreement #04132E
		11/15/95 Teaming Agreement with LORAL Librascope
		02/09/96 ACOA Project 600-4024021-1 Contribution Agreement 12/19/96 NRC Contribution Agreement #04702E
		04/10/97 ACOA Business Development Program Contribution Agreement 11/28/97 NRC Contribution Agreement #05100E
		10/28 /97 Sales Agreement with Lockheed-Martin
		05/18/98 STI-Private Placement Memorandum (with attachments) 06/03/98 STI-Private Placement Offering Memorandum (with attachments)
		10/30/98 STI-Private Placement Offering Memorandum (with
            attachments)
            09/24/99 Sales Agreement with NOAA
            10/18/99 Sales Agreement with Lockheed-Martin
		10/01/99 Lease Agreement Northstar Electronics, Inc.and Morguard


10.31		Lease Agreements
		05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
            10/01/99 Lease Agreement Northstar Electronics, Inc.and Morguard

23.1        Sullivan, Lewis and White- Auditor's Consent Letter
            Jones Jensen Auditor's Consent Letter

99.1 		Disclosure Statement
99.2		Subscription Agreement
99.3        Y2K Issues


Item 6.

Description of Exhibits

3.10		Northstar Electronics, Inc. Certificate of Incorporation
3.11		Northstar Electronics, Inc. Bylaws
            Northstar Electronics, Inc. Amendments to Articles of
            Incorporation
            (company name change.)


3.13		Letters of Consent (3 items)

3.2         Opinion Regarding Legality of Shares

10.2		Sales Contracts
            04/06/95 ACOA Project 600-403-1828-1 Contribution Agreement
		05/18/95 NRC Letter of Agreement #03978E
		10/23/95 NRC Contribution Agreement #04132E
		11/15/95 Teaming Agreement with LORAL Librascope
		02/09/96 ACOA Project 600-4024021-1 Contribution Agreement 12/19/96 NRC Contribution Agreement #04702E
		04/10/97 ACOA Business Development Program Contribution Agreement 11/28/97 NRC Contribution Agreement #05100E
		10/28/97 Sales Agreement with Lockheed-Martin
		05/18/98 STI-Private Placement Memorandum (with attachments) 06/03/98 STI-Private Placement Offering Memorandum (with attachments)
		10/30/98 STI-Private Placement Offering Memorandum (with
            attachments)
		09/24/99 Sales Agreement with NOAA
            10/18/99 Sales Agreement with Lockheed-Martin

10.31		Lease Agreements
            05/28/99 Lease Agreement NTI and Par Holdings, Ltd.
		10/01/99 Lease Agreement Northstar Electronics, Inc.and Morguard

23.2        Sullivan, Lewis and White- Auditor's Consent Letter
            Jones Jensen Auditor's Consent Letter

99.1 		Disclosure Statement
99.2		Subscription Agreement
99.3		Y2K Compliant Statement for Northstar Electronics, Inc.






SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver, British Columbia, Canada, on April 4, 2000.

                                       					By: /s/ Dr.
Wilson Russell

/s/ Wilson Russell, PhD

-----------------------------------
  Dr. Wilson Russell,
  President,
  Principal Financial Officer

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

                                        					By: /s/ Dr.
Wilson Russell

/s/Wilson Russell, PhD

-----------------------------------
 Dr. Wilson Russell,
 President,
 Principal Financial Officer


Date: 04/04/00


/s/ Frank Power

 -------------------------------
 Frank Power, Director


Date filed: April 4 , 2000

SEC File No.  333-90031